

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Mr. S. Gopalakrishnan
Chief Executive Officer
Infosys Technologies Limited
Electronics City, Hosur Road
Bangalore, Karnataka, India 560 100

   Re: **Infosys Technologies Limited**
      Form 20-F for the Fiscal Year ended March 31, 2010
      Filed April 30, 2010
      File No. 000-25383

Dear Mr. Gopalakrishnan:

  We have completed our review of your Form 20-F and have no further comments at this time on the specific issues raised.

       Sincerely,

       Craig Wilson
       Senior Assistant Chief Accountant